EXHIBIT 21(b)


                                                        July 11, 2003

To Our Stockholders:

                  Your Board of Directors has announced the adoption of a Stockholder Rights Plan (the "Plan"). We are enclosing a document entitled "Summary of Rights to Purchase Preferred Stock" which provides certain information about the Plan, and we urge you to read it carefully. This letter explains some of the Board's reasons for adopting the Plan.

                  The Plan is intended to protect your interests in the event the Company is confronted with coercive or unfair takeover tactics. The Plan, together with certain provisions of the Delaware General Corporation Law, is designed to safeguard stockholders from abusive takeover tactics that have been used by certain bidders and that your Board believes are not in the best interests of the Company's stockholders. These tactics may unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of their shares.

                  A number of other major corporations have adopted rights plans similar to the one we have adopted. We consider the Rights Plan to be very valuable in protecting your right to retain your equity investment in Mpower Holding Corporation and to realize the full value of that investment, while not foreclosing any fair acquisition proposal for the Company.

                  The Plan is not intended to prevent a takeover of the Company and will not do so. The Plan is designed to address the very serious problem of unilateral actions by hostile acquirors which are calculated to deprive the Company's Board and its stockholders of their ability to determine the destiny of the Company. However, the mere establishment of the Rights Plan should not affect any prospective offeror willing to acquire the Company and to negotiate with your Board of Directors. The Rights issued under the Plan may generally be redeemed by the Board at a price of $.0001 per Right at any time on or prior to the tenth business day after a public announcement made by either the Company or an acquiring person or group that such person or group has acquired beneficial ownership of 15% or more of the Company's common stock, and thus the Rights should not interfere with any merger or other business combination approved by the Board.

                  The Rights Plan is not being adopted in response to any effort to acquire the Company and the Board is not aware of any such effort. Rather, the Plan has been adopted in order to assure the ability of the Board to protect your interests.

                  Issuance of the Rights under the Plan does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade the Company's shares. As explained in the enclosed Summary of Rights to Purchase Preferred Stock, the Rights will only be exercisable if and when an event arises that triggers their effectiveness. They will then operate to protect you from being deprived of your right to share in the full measure of your Company's long-term potential.

                  Your Board of Directors believes the Rights Plan will serve an important role in protecting the value of your shares.

                                            Sincerely,


                                            ------------------------------------
                                            Rolla P. Huff
                                            Chairman and Chief Executive Officer


                                       2